CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2003

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated October 22, 2003 relating to the confirmation by The Office of Telecommunications Authority of a refund received by the Company of HK$40 million. The Company also expects to receive an additional refund of HK$3 million at a future date.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

REFUNDS

An amount of approximately HK$40 million being the refund of the universal service contributions (the “USC”) for the period from 1 January 2001 to 31 December 2001 has been confirmed by OFTA and the Company expects to receive an additional refund of approximately HK$3 million for the same period as a result of a statement issued by OFTA on the USC dated 20 October 2003.

Reference is made to the announcements made by the Company on 3 December 2002 and 17 March 2003 respectively (the “Announcements”). Terms used in this announcement shall have the same meanings ascribed to them in the Announcements unless otherwise defined hereinafter.

On 20 October 2003, OFTA issued a statement (the “October 2003 Statement”) on the USC for, among other things, the confirmed level for 2001. According to the October 2003 Statement, a sum of approximately HK$40 million out of the approximately HK$56 million being the second part of the Refunds received by the Company on 8 March 2003 is confirmed by OFTA and the Company expects to receive an additional refund of approximately HK$3 million from PCCW-HKT Telephone Limited for the period from 1 January 2001 to 31 December 2001. The said total sum of approximately HK$43 million being the Refunds for the period from 1 January 2001 to 31 December 2001 will be reflected in the Company’s annual accounts for the year ended 31 August 2003 as a set off against costs of services.

The remaining HK$16 million received by the Company on 8 March 2003 being the provisional refund of the USC for the period from 1 January 2002 to 30 June 2002 is still subject to be confirmed by OFTA. The Company has not made any decision to adjust its books of accounts for the year ended 31 August 2003 pending further confirmation of the actual level of refund for the period by OFTA.

The Company will publish a further announcement in respect of the said remaining HK$16 million after confirmation has been received from OFTA.

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 22 October 2003

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio
Title: Finance Director

Dated: October 22, 2003